Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
uniQure N.V.:

We consent to the use of our report dated March 1, 2021, with respect to the consolidated balance sheets of uniQure N.V. as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in accounting for leases due to the adoption of ASC Topic 842 Leases.

/s/ KPMG Accountants N.V.

Amstelveen, the Netherlands

March 1, 2021